UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Stonegate Mortgage Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

86181Q300

(CUSIP Number)

March 17, 20151

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Rima R. Moawad

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, New York 10112

212.659.4996

[1]	This Amendment No. 2 is voluntarily filed by the Reporting Persons to disclose that, as of July 9, 2014, the Reporting Persons ceased to beneficially own any shares of common stock of the Issuer, as discussed in Item 4 below.

CUSIP No. 86181Q300

1.	Names of reporting persons. Michel Daher
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Lebanon
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) IN

CUSIP No. 86181Q300

1.	Names of reporting persons. Abdallah Daher
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Lebanon
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) IN

CUSIP No. 86181Q300

1.	Names of reporting persons. Master Global Assets Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) OO

CUSIP No. 86181Q300

1.	Names of reporting persons. Mida Holdings
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) OO

Item 1.

(a)	Name of Issuer

Stonegate Mortgage Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

9190 Priority Way West Drive, Suite 300, Indianapolis, Indiana 46420

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Michel Daher (“M. Daher”), Abdallah Daher (“A. Daher”), Master Global Assets Ltd. (“Master”) and Mida Holdings (“Mida”). M. Daher, A. Daher, Master, and Mida are collectively defined as the “Reporting Persons”.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of M. Daher, A. Daher and Mida is P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon.

The address of the principal business office of Master is c/o Walkers Corporate Services (BVI) Limited, Walkers Chambers, 171 Main Street, Round Town Tortola VG91110, British Virgin Islands.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

86181Q300

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned: As of July 9, 2014, the Reporting Persons no longer beneficially own any shares of common stock of the Issuer. See Item 9 on the cover page(s) hereto.

(b) Percent of class: As of July 9, 2014, the Reporting Persons no longer beneficially own any shares of common stock of the Issuer. See Item 11 on the cover page(s) hereto.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.2

Item 6.	Ownership of More than 5% on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

[2]	During 2013, the Reporting Persons ceased to be a beneficial owner of more than five percent of the common stock of the Issuer, as previously disclosed in Amendment No. 1 to the Schedule 13G filed by the Reporting Persons on February 14, 2014 with the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2015

MICHEL DAHER

/s/ Michel Daher

ABDALLAH DAHER

By:	/s/ Michel Daher
Michel Daher, Attorney-in-Fact

MASTER GLOBAL ASSETS LTD.

By:	/s/ Michel Daher
Michel Daher, Director

MIDA HOLDINGS

By:	/s/ Michel Daher
Michel Daher, Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated February 14, 2014, signed by Abdallah Daher (incorporated by reference to Exhibit 24.1 of Amendment No. 1 to the Schedule 13G relating to the common stock of the Issuer filed on February 14, 2014 by the Reporting Persons with the Securities and Exchange Commission)

99.1	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G relating to the common stock of the Issuer filed on October 24, 2013 by the Reporting Persons with the Securities and Exchange Commission)